Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2019-10

Glencore senior executive Peter Freyberg named to PolyMet board

St. Paul, Minn., July 31, 2019 – PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM  – today announced the appointment of Glencore senior executive Peter C. Freyberg to the board of directors.

Mr. Freyberg, a 40-year mining veteran, currently serves as the head of industrial assets for Glencore. His is one of three Glencore seats on the board.

“We are delighted to have the deep, global level of mining experience Mr. Freyberg brings to the board,” said Ian Forrest, chairman. “Mr. Freyberg’s operating background and leadership capabilities for both project and operations will be of considerable benefit as we advance the NorthMet Project through financing and into construction and operations.”

Mr. Freyberg’s career has centered on mining operations and projects, working first at Anglo American Corporation in South Africa, followed by leadership positions at Rio Tinto operations in Indonesia, Australia and South America. He joined the Glencore coal assets business in 2000 and transferred to Xstrata in 2002 when Glencore sold its coal assets to Xstrata. He became Chief Executive of Xstrata Coal in 2008 and rejoined Glencore in 2013 when Glencore merged with Xstrata. He was appointed to his current position earlier this year. Mr. Freyberg holds a degree in mining engineering from the University of Witwatersrand, Johannesburg, South Africa.

“I am very pleased to be joining the board of PolyMet,” said Mr. Freyberg.  “I have watched the continued progress of the NorthMet project for some time and look forward to working with the board as PolyMet moves forward to construct and operate the first copper-nickel mine in Minnesota.”

The company also announced today that Mike Ciricillo will step down from the board effective immediately.  Mr. Ciricillo had served on the board since July 2017.  “We are grateful for the insightful guidance which Mr. Ciricillo’s operational experience contributed to the board during two years of exceptional progress for the company,” said Forrest

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.